

Russell Smith · 3rd

RIZOME RIZOME

Regenerative Entrepreneur

United States · 281 connections · Contact info

Experience

RIZOME

President
RIZOME · Full-time
Jan 2013 – Present · 8 yrs 2 mos
Lakewood Ranch, Florida

BAMBOO ECOLOGIC

Bamboo Ecologic Corporation
8 yrs 3 mos

Board Member
Jan 2013 – Present · 8 yrs 2 mos
Lakewood Ranch, Florida

Vice President
Dec 2012 – Jan 2013 · 2 mos

Sabre

Partner
Sabre Airline Solutions
Aug 1993 – Jul 2012 · 19 yrs

Education

Westminster College (MO)
Bachelor of Arts (BA), Economics
1983 – 1988

Skills & endorsements

Business Strategy · 16


Endorsed by **Ian Molanphy (LION) and 1 other who is highly skilled at this**

Endorsed by **15 of Russell's colleagues a Airline Solutions**

Airlines · 9


Endorsed by **Jim Barlow and 2 others who are highly skilled at this**

Endorsed by **8 of Russell's colleagues at Airline Solutions**

Product Management · 8

Endorsed by **8 of Russell's colleagues at Sabre Airline Solutions**

Show more

Recommendations

Received (0) Given (1)



Ezra Sandzer-bell
Customer Success & Content Marketing Manager
May 20, 2020, Russell was a client of Ezra's

We asked Ezra to define & document our business needs fc improved inventory managment and tracking of our bambo building materials at our offshore facility in Philippines. Ezra quickly understood our unique processes and was able to n our processes to off-the-shelf systems that met our ... See

Interests



Richard Branson
Founder at Virgin Group
18,274,154 followers

CIO Forum
80,306 members

National Association of Home Builders
118,221 followers

Bamboo Living Homes
62 followers

Pete Asmus' Real Estate Networking Grc
593,643 members

Westminster College (MO)
6,109 followers

See all